EXHIBIT 12.1
MINDSPEED TECHNOLOGIES, INC.
STATEMENT RE: COMPUTATION OF RATIOS
(unaudited, dollars in thousands)
The following table sets forth the consolidated ratio of earnings to fixed changes for the period indicated.

Six Months Ended
March 31, 2006
Earnings:
Loss before income taxes	$(11,492)
Add: Fixed charges	2,332

$(9,160)

Fixed charges:
Interest	$1,105
Interest portion of rental expense	1,227

$2,332

Ratio of earnings to fixed charges (1)	—

(1) For the six months ended March 31, 2006, the Company’s earnings were insufficient to cover its fixed charges by $11.5 million.